SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX

CONFIDENTIAL	July 1, 2025

Morgan Youngwood

Stephen Krikorian

Marion Graham

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TechCreate Group Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Confidentially Submitted June 9, 2025
CIK No. 0002047190

Dear Mr. Youngwood, Mr. Krikorian, Ms. Graham and Ms. Woo,

On behalf of our client, TechCreate Group Ltd. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 23, 2025 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on June 9, 2025 (the “Amendment No. 2 to Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States.

The Company has responded to all of the Staff’s comments in this letter. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2 to the Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement

Consolidated Balance Sheets, page F-3

1.	We note your response to prior comment 3 which commented on the presentation of receivables from sale of stock to a shareholder. Please explain how your presentation complies with SEC SAB Topic 4(E).

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | Dhevine S. Chandrapala (England and Wales)*, (Carrie) Li J. (New York)*, Mevelyn Ong S.L. (New York), David J. Ryan (Victoria), G. Matthew Sheridan (New York)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)

Consultants | Hon Au Yeung, Sophia Tong, Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., (Dennis) Wu T.L., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s observation regarding the presentation of receivables from the sale of stock to a shareholder.

The Company advises that the amount recorded as “Amount Due from Shareholders” on the consolidated balance sheets was S$4,900 as of both December 31, 2023 and December 31, 2024. This amount represented approximately 0.24% of total current assets and 0.20% of total assets as of December 31, 2023, and approximately 0.18% of total current assets and 0.17% of total assets as of December 31, 2024.

Given the immaterial nature of this balance in both reporting periods, the Company believes that its presentation as a current asset does not result in a misleading representation of the Company’s financial position. This conclusion is based on the application of the materiality principles under U.S. GAAP and SEC Staff Accounting Bulletin Topic 1.M.

To further clarify, the balance due from shareholders arose from the issuance of ordinary shares at the time of the Company’s incorporation. Although the full subscription amount was not paid immediately, the outstanding balance of S$4,900 was fully settled through a novation agreement dated March 25, 2025.

If you have any questions regarding the response, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

Meng Ding

Enclosure

c.c.	Lim Heng Hai, Chairman of the Board and Chief Executive Officer
Meng Ding, Esq., Partner, Sidley Austin LLP
Mengyi “Jason” Ye, Esq., Partner, Ortoli Rosenstadt LLP
Adrian Yap, Partner, Audit Alliance LLP